Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Finance Limited Announces

Pricing of Senior Notes Offering

MACAU, January 30, 2019 – Studio City Finance Limited (“Studio City Finance”) today announces that it has priced its international offering of senior notes due 2024 (the “New Notes” and such offering, the “Notes Offering”). Studio City Finance is a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”).

The offering consists of US$600 million aggregate principal amount of 7.250% senior notes due 2024. The New Notes were priced at 100%. The net proceeds from the Notes Offering will be used to fund the conditional cash tender offer announced by Studio City Finance on January 22, 2019 for any and all of its outstanding 8.500% senior notes due 2020 (CUSIP Numbers 86389Q AA0 and G85381 AA2; ISIN US86389QAA04 and USG85381AA26) (the “Existing Notes” and such conditional tender offer, the “Conditional Tender Offer”), redeem in full any Existing Notes which remain outstanding following the completion of the Conditional Tender Offer, pay all fees and costs related to the proposed Notes Offering and the Conditional Tender Offer and any remaining amounts for general corporate purposes including but not limited to financing of working capital and repayment of certain other indebtedness.

The New Notes are proposed to be general obligations of Studio City Finance, ranking equally with all of Studio City Finance’s existing and future senior indebtedness. The Notes are proposed to be guaranteed by all of the Company’s existing restricted subsidiaries on a senior basis (the “Note Guarantees”). SCIHL will not be a guarantor of the New Notes.

The New Notes and the Note Guarantees are being offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The New Notes and the Note Guarantees have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Studio City Finance does not intend to register any portion of the offering of the proposed New Notes and the Note Guarantees in the United States.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release includes information that is issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) Studio City Finance’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Any forward-looking statements made in the New Notes offering documents or Offer to Purchase speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Studio City Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiry, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com